Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

References in this report (this “Report”) to “we,” “us” or the “Company” refer to YD Bio Limited, a Cayman Islands exempted company, and its consolidated subsidiaries. References to our “management” or our “management team” refer to our officers and directors. The following discussion and analysis of the our financial condition and results of operations should be read in conjunction with the unaudited consolidated financial statements and the notes thereto contained elsewhere in this Report and with the discussion and analysis of our financial condition and results of operations contained in our Annual Report on Form 20-F for the fiscal year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 30, 2026. Certain information contained in the discussion and analysis set forth below includes forward-looking statements that involve risks and uncertainties.

Special Note Regarding Forward-Looking Statements

This Report includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbor provisions created by the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, including statements that relate to, among others, our plans, objectives and expectations for our business, strategy, operations, financial condition, results of operations, liquidity, certain ongoing transactions, regulatory approvals and clinical trials are forward-looking statements. When used in this Report, such statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “future,” “goal,” “hope,” “if,” “intend,” “likely,” “may,” “mission,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “will” and similar expressions, although not all forward -looking statements contain such identifying words. Forward-looking statements are based on management’s beliefs and assumptions and on information currently available to management. Although we believe that the expectations reflected in forward-looking statements are reasonable, such statements involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by forward-looking statements. You should not place undue reliance on forward-looking statements, which speak only as of the date of this Report. Except as required by applicable law, we undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events and circumstances or otherwise, after the date of this Report. You should, however, review the risks, factors and additional discussions related thereto in this Report and other filings we file from time to time with the SEC.

Overview

We are a publicly listed biotechnology company building an integrated healthcare platform across regulated diagnostics, life science clinical services and healthcare product commercialization. Our operations include DNA methylation-based oncology testing programs in the United States conducted under a Laboratory Developed Test (LDT) framework in collaboration with CLIA-certified and CAP-accredited laboratory partners, including EG BioMed US Inc. (“EG BioMed US”), a Delaware corporation and an affiliate of the Company that operates a CLIA-certified, CAP-accredited clinical laboratory in Bothell, Washington. Following the issuance of out-of-state clinical laboratory licenses by Maryland and Rhode Island in May 2026 and by Pennsylvania in June 2026, that laboratory’s authorized multi-state operating footprint now extends to 47 U.S. states, plus Washington, D.C., Guam, the U.S. Virgin Islands, and American Samoa. In March 2026, we and EG BioMed Co., Ltd. (“EG BioMed”) launched the EG Telehealth Platform, a physician-directed telehealth channel intended to support patient access to blood-based testing services across pancreatic, colorectal, breast, liver and other gastrointestinal cancers. In addition to our diagnostics activities, we provide regulated life science distribution and clinical trial supply chain services to pharmaceutical and biotechnology companies, including procurement, logistics coordination and compliance-focused support for clinical development programs. In February 2026, our subsidiary YD Bio USA, Inc. (“YD Bio USA”) entered into a Master Strategic Alliance Agreement with YC Biotech Co., Ltd. (“YC Biotech”), under which YD Bio USA serves as YC Biotech’s exclusive U.S. agent and formal liaison with the U.S. Food and Drug Administration (the “FDA”) for regulatory submissions made on behalf of YC Biotech’s contract research organization clients in Asia. We have also expanded our life science technology portfolio through the licensing of limbal stem cells (LSCs) and LSC-derived exosome technologies. Key development and technology transfer milestones have been completed in LSC technology development and exosome processing and characterization, including nonclinical safety and functional evaluation in animal studies, providing a technical foundation for future product development. We also maintain ocular health product commercialization operations in the United States and consumer healthcare distribution activities in Asia under applicable regulatory and market requirements. Through our combined diagnostics platform, life science service infrastructure, licensed technology portfolio and healthcare commercialization capabilities, we seek to develop a scalable operating model designed to support growth across multiple regulated healthcare segments.

Outlook

One of the Company’s strategic priorities is to expand access to early-stage cancer detection through regulated diagnostic frameworks and physician-directed testing models in the United States. Earlier detection may allow healthcare providers to consider a broader range of clinical management approaches; however, patient outcomes depend on individual medical circumstances and treatment decisions. Building upon its diagnostics platform, clinical service infrastructure, licensed technology portfolio, and strategic partnerships, the Company intends during the remainder of 2026 to advance selected programs from validation and platform development toward expanded clinical, regulatory, and commercial execution.

Diagnostics. We intend to continue expanding the geographic reach and the physician network supporting our LDT-based oncology testing programs in the United States, including through the EG Telehealth Platform, and to continue the clinical validation work supporting our pancreatic cancer early detection program. We may seek to engage with the FDA regarding a potential regulatory pathway for that program. Any such engagement, and the outcome of any submission, is subject to FDA review, and we can give no assurance as to its timing or result.

Clinical and regulatory services. We intend to expand the U.S. agent and FDA liaison services provided through YD Bio USA under our alliance with YC Biotech, and to pursue additional arrangements with contract research organizations and sponsors in Asia that are seeking access to U.S. regulatory processes.

Licensed LSC and exosome technologies. We plan to advance a scaled-up exosome raw material manufacturing process and to complete pilot production batches, which we expect would position us to advance the development of new drug and other products incorporating the licensed LSC-derived exosome technologies. Any clinical development would require an Investigational New Drug application or equivalent submission and applicable regulatory clearance, none of which has been obtained.

Strategic transactions. We continue to evaluate acquisitions and business combinations intended to broaden our diagnostic and therapeutic capabilities, including the transactions described under “—Recent Developments.” None of these transactions has been completed, and each remains subject to due diligence, definitive documentation, regulatory approvals, financing and other customary conditions.

These initiatives are expected to proceed on a phased basis and will be subject to applicable regulatory requirements, capital availability, operational capacity, and market conditions. There can be no assurance that such initiatives will be completed within anticipated timelines or achieve expected results.

Key Factors Affecting Our Performance

YD Bio believes that future success will be dependent on several key factors, including those discussed below. While these areas represent opportunities for us, they also represent challenges and risks that we must successfully address in order to continue the growth of our business and improve our results of operations.

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Capabilities Across a Broad Spectrum of Solutions

YD Bio has an extensive suite of solutions ranging from ophthalmology cellular drug development to pancreatic and breast cancer blood tests to nutritional product sales. YD Bio faces competition from well financed biopharma companies and is working to distinguish itself through cutting edge advancements which distinguish its solutions from the competition.

Notable Strategic Partnerships, Offering Validation and Growth Potential

YD Bio is a clinical testing drug supplier for global pharmaceutical companies such as Novartis and Alcon, as well as having licensing partnerships with EG BioMed for pancreatic and breast cancer detection and with 3D Global to develop treatment for eye disorders. The length of the existing licensing partnerships and the establishment of new licensing partnerships will have a direct impact on YD Bio’s future revenues.

Proprietary Technology Supported by Licensing Agreements and IP Portfolio

Multi-decade, exclusive licensing agreements and owned, patented technology provides YD Bio with a significant competitive advantage.

Large and Underserved Markets for Each Solution Showcase Untapped Growth Potential

Projected multi-billion-dollar global market sizes over the next decade predict significant growth potential for YD Bio’s solutions. Entering large and underserved markets requires significant increases in production capacity, business development expenses, IT expenses, marketing expenses, labor costs related to employee headcount, and back-office support.

Strong Leadership Team with Deep Expertise in Biotech and Finance

YD Bio has a founder-led management team with experience in new drug development, medical-grade health product development, pharmacy channel development, and financial management and accounting. Expansion of YD Bio will lead to increased costs from hiring skilled labor with the level of expertise required to execute YD Bio’s expansion plans. The labor pool for expertise of the caliber required to execute YD Bio’s business plan is limited and will likely require significant expenditures related to salary and wages to attract qualified talent to the business.

Production Capacity

YD Bio may be required to make significant capital expenditures to execute its business plan. These capital expenditures would be invested in facilities, production equipment and other expenses to support increases in production. To the extent YD Bio outsources production, its cost of revenue may be higher versus in-house production but may be offset in whole or in part because capital expenditures will be reduced.

Customer Demand

Favorable industry dynamics for early detection testing in pancreatic and breast cancer may present YD Bio with numerous growth opportunities. According to Grand View Research, the global breast cancer diagnostics market is projected to reach approximately USD 11.4 billion by 2033. The U.S. breast cancer diagnostics market is projected to reach approximately USD 4.5 billion by 2033. We believe YD Bio’s licensors are well positioned to address this growing demand given their modular and portable production design and anticipated high return on invested capital.

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For pancreatic cancer diagnostics, the global market is projected to reach approximately USD 9.8 billion by 2034 according to Vision Research Reports, while the U.S. market is projected to reach approximately USD 4.8 billion by 2030 according to Grand View Research.

According to Precedence Research, the global glaucoma treatment market is projected to reach approximately USD 8.7 billion by 2034; the U.S. glaucoma treatment market is projected to reach approximately USD 2.8 billion by 2034.

According to Fact.MR, the dry eye syndrome treatment market is projected to reach approximately USD 12.2 billion by 2035. The U.S. dry eye syndrome treatment market is projected to reach approximately USD 3.5 billion by 2030 according to Grand View Research.

These markets underscore strong demand for innovative, efficient diagnostics and treatments, particularly in early detection and management of chronic eye conditions. We believe YD Bio’s technologies align well with these expanding opportunities.

Commitment to Research and Expenses

According to the agreement entered into with 3D Global in respect of its patent in June 2024, YD Bio is obligated to pay up to $4 million when certain conditions and milestones are satisfied and completed by 3D Global. YD Bio has paid a total of $2,820,000 to 3D Global for the first through third stage of Development of LSC Cell Source, first through second stage of Establishment of LSC Master Cell Banks, first through second stage of Cell Stability Examination of LSC and first through second stage of Raw Material Development of LSC Exosomes for the six months ended June 30, 2026, with specific disbursements of $480,000, $1,070,000 and $ 1,270,000 during 2024, 2025 and the six months ended 2026, respectively.

Costs of Revenue

Our profitability may be affected by our ability to effectively manage our costs of revenues. Our costs of revenues could be impacted by fluctuations in the price of product costs. If material prices increase, we will have to offset these higher costs either through price increases to our customers or through productivity improvements. Although we are not currently relying on any single-source suppliers for our materials, our ability to control our materials costs is also dependent on our ability to negotiate with our suppliers for a better price and our ability to source products from reliable suppliers in a cost-efficient manner. In addition, we expect that an increase in our sales volume will enable us to lower our costs of revenue through economies of scale and that we will see a reduction in the cost of critical components through enhanced and improved production processes from our suppliers. Our royalty costs will also increase the costs of revenue alongside the increased revenue generated from the sales of licensed products and rendering of licensed services in future.

YD Bio relies on a variety of suppliers for the procurement of medical products and services necessary for operations. Supplier concentration for the six months ended June 30, 2026 included purchases from two suppliers, accounting for approximately 42.9% and 19.2% of purchases. While YD Bio actively manages our relationships with suppliers and seeks to diversify its supplier base, a disruption in the supply of goods or services from a major supplier could have a material adverse effect on the Company’s operations and financial results. To mitigate the risks associated with supplier concentration, YD Bio engages in ongoing efforts to identify alternative sources of supply, assess supplier reliability and performance, and negotiate favorable contractual terms where feasible. However, there can be no assurance that YD Bio will be successful in reducing its dependence on any single supplier or mitigating the impact of supplier-related risks in the future.

Regulatory Landscape

The sale and purchase of YD Bio’s products and services are subject to extensive federal, state, local, and foreign government laws. YD Bio is also subject to the rules and regulations of the U.S. Federal Drug Administration and various state and international agencies that control the export, import, distribution, and sale of medical device products and cancer early detection services. Such regulations may adversely affect demand for our products by imposing limitations that increase the costs or limit the availability of our products. To date we have not concluded any clinical trials, nor have we had any product candidate approved for commercial sale. It is possible that we may not be able to commercialize a marketable product candidate.

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Recent Developments

The following summarizes various developments in our business during the six months ended June 30, 2026 and through the date of this Report.

Physician-partnership initiative in Taiwan. On August 11, 2026, the Company announced the initial deployment of a physician-partnership model in Taiwan, together with the launch under the YD Bio brand of two chrono-nutrition formulations — a daytime lipid-soluble formulation and a nighttime zinc-plus-calcium formulation — developed in collaboration with the Taiwan Chronic Disease Healthcare Association (the “CDHA”) and the Future Health Institute, a physician-led health education platform in Taiwan (“FHI”). Under this model, practicing clinicians define formulation requirements based on observations in their own patient populations, and the Company contributes product development, sourcing, quality oversight and commercialization. Each of the launched products carries the certification mark of the CDHA and a recommendation by the FHI. The products were launched after June 30, 2026 and did not contribute to revenue for the six months ended June 30, 2026. On August 25, 2026, the Company announced that a review article co-authored by members of its scientific team together with physicians associated with the CDHA, the FHI and the Department of Neurosurgery at Taipei Medical University Hospital, among others, had been published in Nutrients, an open-access journal published by MDPI (Nutrients 2026, 18(16), 2711). The Company intends for this model to be repeatable and to explore additional potential collaborations with other physicians and healthcare organizations.

Proposed merger with EG BioMed. On January 6, 2026, the Company announced that it had entered into a non-binding Memorandum of Understanding to merge with EG BioMed, a Taiwan company specializing in DNA methylation-based cancer diagnostics and AI-driven biomarker analytics. As of the issuance date of these financial statements, negotiations remain ongoing and no definitive agreements have been executed. The Memorandum of Understanding is non-binding, and there can be no assurance that the parties will enter into definitive agreements, obtain required approvals or consummate the merger on the terms contemplated, within any particular timeline or at all.

Binding Letter of Intent to acquire SSMC. On January 20, 2026, the Company entered into a binding Letter of Intent to acquire 100% of the equity interests in Safe Save Medical Cell Sciences & Technology Co., Ltd. (“SSMC”), a Taiwan-based company focused on autologous dendritic cell/tumor antigen (ADCTA) immunocell therapies, including late-stage clinical assets for glioblastoma and other solid tumors, for total consideration of approximately NT$839,832,000 (approximately US$26.87 million), payable through a combination of newly issued Company shares and cash. Completion of the acquisition remains subject to satisfactory completion of due diligence, the corporate restructuring of SSMC, regulatory approvals and other customary conditions. As of the issuance date of these financial statements, negotiations remain ongoing and no definitive agreements have been executed. There can be no assurance that the acquisition will be consummated.

Strategic alliance with YC Biotech. On February 24, 2026, YD Bio USA entered into a Master Strategic Alliance Agreement with YC Biotech, under which YD Bio USA serves as YC Biotech’s exclusive U.S. agent and formal liaison with the FDA for regulatory projects, including Investigational New Drug, New Drug Application and Biologics License Application submissions and medical device filings, for YC Biotech’s contract research organization clients in Asia. YC Biotech is responsible for project acquisition, technical execution and preparation of submission documentation. The arrangement is intended to shift our regulatory advisory activity from a single-project basis toward a repeatable service platform; the extent to which it generates recurring revenue will depend on client demand and is uncertain. Revenue generated from these technical services provided was $66,642 for the six months ended June 30, 2026.

Launch of the EG Telehealth Platform. On March 31, 2026, the Company and EG BioMed launched the EG Telehealth Platform, a physician-directed telehealth platform supporting access to blood-based cancer testing services, initially enabling access across 44 U.S. states, plus Washington, D.C. and Guam, supported by a network of licensed physicians.

Expansion of laboratory licensure. EG BioMed US obtained out-of-state clinical laboratory licenses from Rhode Island on May 13, 2026 (covering the clinical genetics specialty), from Maryland on May 20, 2026 (covering the molecular genetics specialty) and from Pennsylvania on June 9, 2026 (covering the clinical chemistry and hematology categories) for its CLIA-certified, CAP-accredited laboratory in Bothell, Washington (CLIA #50D2316600). With these additions, that laboratory’s authorized multi-state operating footprint now extends to 47 U.S. states, plus Washington, D.C., Guam, the U.S. Virgin Islands, and American Samoa.

We view this activity primarily as early commercial validation and as a source of real-world molecular data.

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Licensed LSC and exosome technologies. During the six months ended June 30, 2026, the Company completed key development and technology transfer milestones for its licensed LSC-derived exosome technologies, including exosome purification process development, characterization and specification validation, and nonclinical evaluation in animal studies. We plan to further advance the platform through the development of a scaled-up exosome raw material manufacturing process and the completion of three pilot production batches. Upon completion of these activities, the Company expects to be positioned to advance the development of products incorporating licensed LSC-derived exosome technologies.

Results of Operations

For the six months ended June 30, 2026, revenue increased by $0.6 million from $0.2 million for the six months ended June 30, 2025 to $0.8 million, change in fair value of warrant liabilities increased by $9.9 million from nil for the six months ended June 30, 2025 to $9.9 million, general and administrative expenses increased by $0.7 million from $1.2 million for the six months ended June 30, 2025 to $1.9 million, selling and marketing expenses increased by $0.5 million from $56,574 for the six months ended June 30, 2025 to $0.5 million, and research and development expenses increased by $0.3 million from $0.8 million for the six months ended June 30, 2025 to $1.1 million.

The increase in revenue was mainly due to the Company’s more proactive efforts in expanding business with existing clients for the six months ended June 30, 2026, enhancing its visibility and influence among clients, and securing several sizable orders.

The increase in general and administrative expenses, selling and marketing expenses and research and development expenses mainly resulted from staffing costs to expand our business, expenses related to two licensed patents and marketing expenses to promote the Company.

Six months ended June 30, 2026 and 2025

The following table presents the summarized financial information taken from our unaudited consolidated statements of operations for the six months ended June 30, 2026, compared with the six months ended June 30, 2025 (amounts in thousands):

	Six months ended June 30,
	2026	2025
Net revenue	$847	$204
Cost of revenue	(578)	(135)
Gross profit	269	69
General and administrative expenses	1,866	1,170
Selling and marketing expenses	518	57
Research and development expenses	1,114	791
Impairment of expected credit loss	5	4
Total operating expenses	3,503	2,022
Loss from operations	(3,234)	(1,953)
Other income, net	36	17
Interest income	51	18
Change in fair value of warrant liabilities	9,847	-
Total other income, net	9,934	35
(Loss) income before income tax	6,700	(1,918)
Income taxes benefit	-	2
Net (loss) income	$6,700	$(1,916)

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Net Revenue

Revenue for the six months ended June 30, 2026 consisted of the following:

	Corporate Customers	Retail Customers	Total
Medical and related products	$239,498	$382	$239,880
Drugs	500,537	15,735	516,272
Beauty products	11,988	1,375	13,363
Service	66,642	-	66,642
Nutritional products	4,716	1,077	5,793
Supplements	3,498	1,053	4,551
Total	$826,879	$19,622	$846,501

Top five individual products by revenue for the six months ended June 30, 2026 are as follows:

Fetroja for Injection (Drugs)	$327,060
Keytruda Injection (Drugs)	55,426
Universal High-Speed Refrigerated Centrifuge (Medical and related products)	45,504
Lynparza (Drugs)	27,211
Imbruvica (Drugs)	26,544
Subtotal	$481,745

Revenue for the six months ended June 30, 2025 consists of the following:

	Corporate Customers	Retail Customers	Total
Drugs	$90,210	$—	$90,210
Medical and related products	75,966	32	75,998
Contact lenses	35,000	—	35,000
Nutritional products	2,368	—	2,368
Supplements	431	—	431
Total	$203,975	$32	$204,007

Top five individual products by revenue for the six months ended June 30, 2025:

Keytruda injection (Drugs)	$42,503
Exolens Hioxifilcon (Contact lenses)	35,000
Pharmorubicin Injection (Drugs)	17,938
12-Lead Electrocardiograph (Medical and related products)	10,048
Solu-Medrol Injection (Drugs)	8,478
Subtotal	$113,967

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Net revenue increased by $642,494 or 315% to $846,501 for the six months ended June 30, 2026, compared to $204,007 for the six months ended June 30, 2025. The top 5 individual products by revenue accounted for 57% of the total revenue during the six months ended June 30, 2026. This revenue growth was primarily attributed to increase in sales of drugs and medical and related products by $589,944, driven by the Company’s more proactive efforts in expanding business with existing clients during the six months ended June, 30 2026, enhancing its visibility and influence among clients, and securing several sizable orders, including a single order for Fetroja for Injection(a new product) amounting to $327,060 from the top client, which contributing 39% of the net revenue for the six months ended June 30, 2026..

Cost of Revenue

Cost of revenue increased by $443,059 or 328% to $578,271 for the six months ended June 30, 2026, compared to $135,212 for the six months ended June 30, 2025. The cost of revenue consists primarily of purchase costs of products for resales. The increase in cost of revenue was primarily due to the increase in revenue of 315%. The increase in cost of revenue was higher than the increase of net revenue, which was primarily due to the relatively lower margins associated with a certain large sales order amounting to $327,060, accounting for 39% of the net revenue for the six months ended June 30, 2026.

Gross Profit

Gross Profit increased by $199,435 or 290% to $268,230 for the six months ended June 30, 2026, compared to $68,795 for the six months ended June 30, 2025. The change was primarily due to higher sales volumes.

Operating Expenses

For the six months ended June 30, 2026, our total operating expenses were approximately $3.5 million, reflecting an increase of $1.5 million compared to $2.0 million for the six months ended June 30, 2025. The increase was mainly caused by the increase of professional and consultancy services fees of $0.1 million, the increase in research and development expenses by $0.3 million related to two licensed patents and know-how, by the $0.5 million increase in staff costs from the expansion of our business, and by the $0.4 million increase in selling and marketing expenses to promote the Company.

Interest and Other Income, Net

For the six months ended June 30, 2026, other income, net increased by $18,611 or 108% to $35,916 compared to $17,305 for the six months ended June 30, 2025, due primarily to fluctuation in foreign exchange gains and losses.

For the six months ended June 30, 2026, interest income increased by $34,266 or 186% to $52,705 compared to $18,439 for the six months ended June 30, 2025.

Net (Loss) Income

For the six months ended June 30, 2026, the net income was $6.7 million compared to net loss of $1.9 million for the six months ended June 30, 2025. The increase in net income was mainly caused by the increase of change in fair value of warrant liabilities by $9.8 million, offset by increase in professional and consultancy services fees of $0.1 million, the increase in research and development expenses by $0.3 million related to two licensed patents and know-how, by the $0.5 million increase in staff costs from the expansion of our business, and by the $0.4 million increase in selling and marketing expenses to promote the Company.

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Liquidity and Capital Resources

YD Bio has operated primarily as a development stage Company since its formation. YD Bio’s net loss increased by $1.2 million (excluding fair value changes of warrant liabilities) or 64% to $3.1 million for the six months ended June 30, 2026, compared to $1.9 million for the six months ended June 30, 2025, and an accumulated deficit of $10.2 million as of June 30, 2026 (excluding fair value changes of warrant liabilities).

YD Bio has historically funded operations through private equity offerings, related party debt and financial institution debt.

On August 28, 2025, the Company completed its business combination with Breeze pursuant to the Merger Agreement and Plan of Reorganization, dated September 24, 2024. Concurrently with the closing, YD Bio closed a private investment in public equity (“PIPE”) financing, securing $13.2 million in gross proceeds to support YD Bio’s liquidity and capital resources.

The Company also plans to seek additional equity or debt financings to meet projected working capital, operating, and capital expenditures.

We believe that these financing activities will allow YD Bio to meet both its operating and debt obligations in 2026. During 2026, the Company expects to require approximately $2.4 million to $2.7 million to support its operations on a consolidated basis, including its Taiwan operating subsidiary, U.S. subsidiary, and group-level management expenses. We expect our capital expenditures for 2026 to be in the range of $9 million to $10 million, primarily related to the acquisition of real estate and investments in production facilities. However, our liquidity assumptions may prove to be incorrect, and we could utilize our available financial resources sooner than we currently expect. We also recognize that there can be no assurance that our forecasted plan will be met. Our future capital requirements and the adequacy of available funds will depend on many factors. These conditions and Company’s recurring losses from operations raise substantial doubt about the Company’s ability to continue as a going concern for at least twelve months from the date of these interim financial statements are issued.

We may need to raise additional funds to finance our operations through further equity or equity-linked offerings or debt financing arrangements. If we raise additional funds by issuing equity or equity-linked securities, the ownership of our existing stockholders will be diluted. If we raise additional financing by the incurrence of indebtedness, we will be subject to increased fixed payment obligations and could also be subject to restrictive covenants, such as limitations on our ability to incur additional debt, and other operating restrictions that could adversely impact our ability to conduct our business. YD Bio recognizes that there is no assurance that any such additional financing will be obtained or that the terms of such arrangements will be reasonable. If we are unable to obtain additional funds, we would also take other measures to reduce expenses to offset any shortfall.

Cash and Cash Equivalents

Cash and cash equivalents included cash on hand placed with banks or other financial institutions, which are unrestricted as to withdrawal and use and with an original maturity of three months or less. As of June 30, 2026, YD Bio’s cash was $2.7 million compared to $6.0 million as of December 31, 2025. This decrease was primarily due to payment for professional and consultancy services fees of $0.7 million, research and development expenses of $1.2 million, staff cost of 1.2 million, payment for purchase of medical products of $ 0.9 million and prepayment for the purchase of office space and parking facilities of $0.5 million, offset by sales collection of $1 million and refund from EG BioMed of $0.3 million.

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Cash Flows

The following table summarizes YD Bio’s cash flows for the period indicated (in thousands):

	For the Six Months Ended June 30,
	2026	2025
Net cash used in operating activities	$(2,821)	$(2,162)
Net cash used in investing activities	(514)	(3)
Net cash provided by /(used in) financing activities	17	(561)

Cash Flows Used in Operating Activities

Net cash used in operating activities for the six months ended June 30, 2026, was $2.8 million, primarily related to YD Bio’s net loss for the period of $3.1 million (excluding non-cash fair value changes of warrant liabilities). The decrease in amount due to affiliates of $0.4 million contributed to a decrease in cash and offset by the decrease in amounts due from affiliates of $0.3 million and prepaid expense and other current assets of $0.5 million.

Net cash used in operating activities for the six months ended June 30, 2025, was $2.2 million, primarily related to YD Bio’s net loss for the year of $1.9 million and an increase in inventory of $0.3 million.

Cash Flows Used in Investing Activities

Net cash used in investing activities for the six months ended June 30, 2026, was $0.5 million, primarily related to prepayment for the purchase of office space and parking facilities of $0.5 million.

Net cash used in investing activities during the six months ended June 30, 2025, was $2,659, also driven by the acquisition of property, plant and equipment.

Cash Flows Provided by (Used in) Financing Activities

Net cash provided by financing activities for the six months ended June 30, 2026, was $17,250, primarily related to proceeds from exercise of warrants.

Net cash used in financing activities for the six months ended June 30, 2025, was approximately $0.6 million, primarily related to the payment of offering cost related to business combination.

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Commitments and Contingencies

YD Bio’s commitments include our operating lease liabilities.

The following table summarizes our contractual obligations and other commitments for cash expenditures as of June 30, 2026, and the years in which these obligations are due as follows (in thousands):

	Payments Due In
	Less than 1 year	1 – 2 years	2 – 3 years	3 – 4 years	4 – 5 years	Thereafter	Total
Operating lease liabilities	$5	$0	$—	$—	$—	$—	$3

Pursuant to the agreement entered into with 3D Global in June 2024 relating to the 3D Global Patent, YD Bio is obligated to pay up to $4 million when certain conditions and milestones are satisfied and completed by 3D Global. The Company has paid a total of $2,820,000 to 3D Global for the first through third stage of Development of LSC Cell Source, first through second stage of Establishment of LSC Master Cell Banks, first through second stage of Cell Stability Examination of LSC and first through second stage of Raw Material Development of LSC Exosomes for the six months ended June 30, 2026..

On September 17, 2025, Yong Ding Biopharm Co., Ltd (Subsidiary of YD Bio) entered into a pre-sale real estate contract for the purchase of office space and parking facilities located in Taipei City. The contract covers an office unit and four statutory parking spaces with a total contract price of US$8,890,625 (NT$284,500,000, converted at an exchange rate of approximately 32 NT$/US$).

As of June 30, 2026, the remaining balance of $6,934,062 (NT$221,890,000) is to be funded through a combination of internal cash reserves and a potential loan of up to US$ 7,112,500 (NT$ 227,600,000) through a designated financial institution.

Off-Balance Sheet Arrangements

As of June 30, 2026 and December 31, 2025, we did not engage in any off-balance sheet arrangements, as defined in the rules and regulations of the Securities and Exchange Commission.

Critical Accounting Policies and Estimate

The preparation of the unaudited consolidated financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates. As of June 30, 2026, there were no critical accounting policies and estimates.

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